SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2010

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.                   Press Release: Daimler AG intends to appoint Dr. Wolfgang Bernhard as a member of the Board of Management

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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Contact:	Telephone:
Jörg Howe	+49 (0) 711-17-41341	Press Information
Marc Binder	+49 (0) 711-17-41349
Date:
February 5, 2010

Daimler AG intends to appoint Dr. Wolfgang
Bernhard as a member of the Board of
Management

Stuttgart - Daimler AG (stock-exchange abbreviation DAI) intends to appoint Dr. Wolfgang Bernhard as a full member of the Board of Management of Daimler AG. In this context, following consultations with the Presidential Committee of the Supervisory Board, the Chairman of the Supervisory Board of Daimler AG, Dr. Manfred Bischoff, will propose to the entire Supervisory Board that the Board of Management of Daimler AG should be enlarged. Dr. Bernhard is to have Board of Management responsibility for Mercedes-Benz Cars Production and Procurement and for the Mercedes-Benz Vans division. Discussions are being held with Rainer Schmückle, currently responsible for Production and Procurement Mercedes-Benz.

Further information on Daimler is available on the internet at: http://media.daimler.com

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans, Daimler Buses and Daimler Financial Services, is a globally leading producer of premium passenger cars and the global market leader of heavy- and medium-duty trucks as well as buses. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886.

As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, Maybach, Freightliner, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2008, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €95.9 billion and EBIT amounted to €2.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa. Robert Köthner
Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

	By:	/s/ i.V. Silvia Nierbauer
Name: Silvia Nierbauer
Title: Director

Date: February 8, 2010